UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration
under Section 12(g) of the Securities Exchange Act of 1934
or Suspension of Duty to File Reports Under Sections 13 and 15(d)
of the Securities Exchange Act of 1934

Commission File Number: 1-3998

LITTON INDUSTRIES, INC. (Exact name of registrant as specified in its charter)

1840 Century Park East Los Angeles, California 90067 (310) 553-6262 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

6.05% Senior Notes due 2003 8.00% Senior Notes due 2009 6.75% Senior Debentures due 2018 7.75% Debentures due 2026 6.98% Debentures due 2036 (Title of each class of securities covered by this Form)

Common Stock, Series B $2 Cumulative Preferred Stock (Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:
Rule 12g-4(a)(1)(i)	[ ]	Rule 12h-3(b)(1)(ii)	[ ]
Rule 12g-4(a)(1)(ii)	[ ]	Rule 12h-3(b)(2)(i)	[ ]
Rule 12g-4(a)(2)(i)	[ ]	Rule 12h-3(b)(2)(ii)	[ ]
Rule 12g-4(a)(2)(ii)	[ ]	Rule 15d-6	[ ]
Rule 12h-3(b)(1)(i)	[X]

Approximate number of holders of record as of the certification or notice date: Under 100 as to each class

Pursuant to the requirements of the Securities Exchange Act of 1934, Litton Industries, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Dated: April 18, 2001	/s/ John H. Mullan _________________________________ Name John H. Mullan Title Vice President and Secretary